                                     Ching-Sang Hong

                                     c/o Andrew Chien

                                     USChina Taiwan Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

July 28, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

     In the attached revised references, we list both the old and revised paragraphs. In the revised paragraphs, the italics and underlined words indicating there was some changes including deleting words between them.

     There is no consent letter because the financial parts no change. The consent letter dated July 22 is effective.

Sincerely Yours,

/s/Ching-Sang Hong

 President

                             Revised References

Our Business Page 5-6

Old(page 6)

“…In past several years as the stock market of the Mainland of China has well developed, and more Taiwan entrepreneurs expanded their business to the Mainland of China. From private going public becomes a hot topic of the management and financial consulting business…”

Revised:

“..Recently, among Taiwan entrepreneurs, from private going public becomes a hot topic of the consulting business, because the Mainland of China became the world's largest IPO Market in the first six month of 2010, which affected the Taiwan entrepreneurs as more Taiwan entrepreneurs expanded their business into the Mainland of China.. .. ”

Risk Factors

1.(page 7-8)

Old (page 8)

 “…Because the emerging market ( i.e. nations with social or business activity in the process of rapid growth and industrialization) created new environment, which we never had before and our experiences limited, such environment gives us great uncertainties. For example, in China there are fewer rules and enforcements to protect the intellectual properties as that did in USA, it is harder to predict the profitability such as sale of cell phones, software or songs etc…”

Revised:

“..The emerging market ( i.e. nations with social or business activity in the process of rapid growth and industrialization) created new environment, which  gives us great uncertainties. For example, China’s reliance on administrative instead of criminal measures to combat IPR (Intellectual Property Protection) infringements, makes it  harder to prevent counterfeiting and piracy in China, which will add hard-predictable costs to the business. ”

14. (page 12)

Old:

“NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.520 on January 2, 1997 to US$1.00 = NT$31.0984 on March 9, 2010.”

Revised:

“NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.520 on January 2, 1997 to US$1.00 = NT$32.000 on July 26, 2010.”

Selling Shareholders (page 17.)

Old:

“…Although the spin-off is for the valid business purposes (refer paragraph Why Spin-off of Page 24), we should register theses shares for effectiveness of spin-off and going public purposes because these shares were issued in March 2010, and the holding period is less than two years and they are restricted shares. Please being aware..”

Revised:

"Although the spin-off is for the valid business purposes, we should register theses shares for the effectiveness of spin-off and going public purposes (refer paragraph Why Spin-off of Page 24) .. Please be aware..."

page 19.

Old:

"The named party beneficially owns and has sole voting and investment over all shares or rights to these shares."

Revised:

"The named party beneficially owns and has sole voting and investment rights over all shares."

DESCRIPTION OF BUSINESS, Company History  page 25.

Old

“USChina Taiwan INC (the INC) was incorporated on December 18, 2009, under the laws of the State of Nevada. It was a subsidiary of USChina Channel Inc, and managed by Andrew Chien with no operation until it is separated from USChina Channel Inc. On March 5, 2010, Andrew Chien, Chairman of USChina Channel, with a financial consultant, Ching-Sang Hong, signed "Business Operating Agreement" ("Agreement"), which specified that 1. Ching-Sang Hong will join USChina Channel to launch the financial consulting service business in Taiwan, which will operate in USChina Taiwan Inc. 2. USChina Taiwan Inc will separate from USChina Channel Inc as an independent company, in which Ching-Sang Hong will take 90% of the outstanding shares and the shareholders of USChina Channel Inc will take 10% of the outstanding shares as special dividends, which will be paid by USChina Channel; and the distribution of these shares will follow the rules of Article V. Section 2 of By-Laws of USChina Channel; 3. Ching-sang Hong will personally bear all costs of separating USChina Taiwan Inc from USChina Channel Inc as an independent public entity. USChina Channel capital representatives approved this agreement unanimously except abstaining, on March 14, 2010.”

Revised

"USChina Taiwan INC (the INC) was incorporated on December 18, 2009, under the laws of the State of Nevada. It was a subsidiary of USChina Channel Inc, and managed by Andrew Chien with no operation. On March 5, 2010, Andrew Chien, Chairman of USChina Channel, with a financial consultant, Ching-Sang Hong, signed "Business Operating Agreement" ("Agreement"), which specified that 1. Ching-Sang Hong will join USChina Channel to operate USChina Taiwan Inc for launching the financial consulting service business in Taiwan. 2. USChina Taiwan Inc will separate from USChina Channel Inc as an independent company, in which Ching-Sang Hong will take 90% of the outstanding shares, and the shareholders of USChina Channel Inc will take 10% of the outstanding shares as special dividends, which will be paid by USChina Channel; and the distribution of these shares will follow the rules of Article V. Section 2 of By-Laws of USChina Channel, which gave every shareholder rejection right of distributing USChina Taiwan's shares; 3. Ching-sang Hong will personally bear all costs of separating USChina Taiwan Inc from the parent company. USChina Channel capital representatives approved this agreement unanimously except abstaining, on March 14, 2010."

Our strategy

page 29.

Old:

“..Taiwan has certain financial resources. It is a good place to consider Regulation S offering for US public companies. We will fully take such advantages of Taiwan of convenience to get financing by following SEC Regulation S offering…”

Revised

“…Taiwan has certain financial resources. It is a good place to consider Regulation S offering for US public companies , of which , we will fully take such advantages ...."

Business Overview(page 29)

Old:

“The Company is in the development stage and has not yet commenced operations or generated any revenue. We have only one officer, Mr. Hong, who has some skill sets in the field of business services and marketing that we require to start operations. We believe that providing our services to the Taiwan companies that desire to look for management services, financing or going public in US or Canada has the possible to be success because of our President's (Mr. Hong’s):”

Revised

“The Company is in the development stage and has not yet commenced operations or generated any revenue. We have only one officer, Mr. Hong, who has limited skill in the field of business services and marketing. However, we believe that our business has the possible to be success because of our President's (Mr. Hong’s):”

Old:

"Ching-Sang Hong has over twenty years of international sales and marking experiences for established firm. His marketing experience will help us to get customers quickly. In Asia, to do business among trusted people is still a big principle of making decision. Mr. Hong's good relationship with many entrepreneurs in Taiwan is an initiating of the company. For example: some business top managers are willing to discuss with Mr. Hong about their confidential information, and conflicted interests in their top management team, which Mr. Hong will consider as a business opportunities. Making such kind of communication between Mr. Hong and his potential clients is critical for his success..."

Revised

"Ching-Sang Hong has over twenty years of international sales and marking experiences for established firm. His marketing experience will help us to get customers quickly. In Asia, to do business among trusted people is still a big principle of making decision. Mr. Hong's good relationship with many entrepreneurs in Taiwan is an initiating of the company. For example: some business top managers are willing to discuss with Mr. Hong about their confidential information, including the conflicted interests in their top management team. The capability of m aking such kind of communication between Mr. Hong and his potential clients is critical for his possible success."

Competition ( Page 31-32)

Old( Page 31):

“To compete successfully, we plan to market our services to a small and select group of Taiwan companies, specifically, smaller customers that will be attracted to our reduced service fees, acceptance of their stock as payment. Further, from the initiation of the proposal of the project, we will build a trust relation between our clients and us. In China and Taiwan, doing business among trusted people still is the basic philosophy among many people. Therefore it is important to build trust first before you want the payment.

Revised:

"To compete successfully, we plan to market our services to a small and select group of Taiwan companies, specifically those being attracted to our reduced service fees, or our acceptance of their stock as our compensation . Further, from the initiation of the proposal of the project, we will build a trust relation with our clients. In China and Taiwan, it is important to build trust first before you want the payment."

MD&A (page 32)

Old:

“During the next twelve months, we first plan to focus our efforts to find customers. In order to achieve the goal, we first launch a survey for potential customers. This survey is a confidential communication between business owners and our company. This discussion should include any topic which is critical to their business development, such as non-public financial information and some conflicted interests in their top management team if there is any. For example, Mr. Hong will travel to Mainland of China to meet a Taiwanese entrepreneur who manages food-processing facilities in China, with sale in the level of middle-sized company. The scheduled topics would include big asset sale, how to improve the aged facilities, private financing and tax issue on Mainland of China and Taiwan, and the conflicted business strategy between CEO and the owner etc.. Mr. Hong will arrange such confidential discussion with several companies. Usually these companies will promise to pay our services by their stocks, and Mr. Hong also should consider private financing to get the cash for our operation. In summary, to engage in one or more customers, our company must do following:”

Revised:

“ During the next twelve months, Mr. Hong first plan s to focus on find ing customers , and he will launch a survey for potential customers , which in fact is a confidential communication with some business owners on any topics critical to t heir business, including the non-public financial information and some conflicted interests in the top management team if there is any. For example, Mr. Hong will travel to Mainland of China to meet a Taiwanese entrepreneur who manages food-processing facilities in China, with sale in the level of middle-sized company. The scheduled topics would include possibility of big asset sale, how to improve the aged facilities, private financing and tax issue on Mainland of China and Taiwan, and the conflicted business strategy between CEO and the owner etc.. Mr. Hong will arrange such confidential discussion with several companies , and may get some compensation in the payment of other companies’ stocks if there is some project in performance. In summary, to engage in one or more customers, our company must do following: ”

Old

“Mr. Hong offers the company up to $70,000 free of interests of loan to operate in next twelve month, and the remaining $30,000 will consider for further funding for this company. There have been over ten requests, with aggregating estimated $150,000 verbally offering to Mr. Hong for his selection to invest into his consulting business: USChina Taiwan. Due to the future project uncertainties, Mr. Hong hasn't signed any agreement with any investor yet. After Mr. Hong can get the predicable generation of revenue, he will consider getting the $30,000 from other persons. At this stage, we will only use Mr. Hong's free of interests of loans to cover the general operation of the expenses of the company.   Mr. Hong is a local Taiwanese and has properties in Taiwan. Recently, he has obtained personal line credits from Cathay United Bank of Taiwan with an amount of up to $200,000 for his personal expenses. His success in getting the $200,000 personal line credits shows his money sources for the free-of-interests loan of $70,000 to the company and his business capabilities to getting the loan from the bank, which needs some skills in emerging market, such as how to make banks approving applicants' credits. His experience and skill in access the bank’s loan will give him help in running his consulting business.”

Revised:

“Mr. Hong offers the company up to $70,000 free of interests loan to operate, and the remaining $30,000 will consider getting from outside funding. There ha ve been over ten requests , with aggregating estimated $150,000 verbally offering to Mr. Hong for his selection to invest into USChina Taiwan. Due to the future project uncertainties, Mr. Hong hasn't signed any agreement with any investor yet. After Mr. Hong can get the predicable generation of revenue, he will consider getting outside funding .. At this stage, we will only use Mr. Hong's free of interests of loans to cover the general operation of the company. Mr. Hong has properties in Taiwan. Recently, he has obtained personal line credits from Cathay United Bank of Taiwan with an amount of up to $200,000 for his personal expenses. His success in getting the personal line credits shows his money sources for the free-of-interests loan to the company and his business capabilities to getting the loan from the bank, which needs some skills in emerging market, such as how to convince banks the applicants' credits. His experience and skill in access the bank’s loan will give him help in running his consulting business.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS Page 35-36.

Old (page 36)

“As of the date of this Prospectus, 1,225,000 shares of common stock are issued and outstanding.

Upon the date this Registration Statement becomes effective, a total of 122,500 shares of our common stock will become available for sale to the public. The 1,225,000 shares of common stock outstanding as of the date of this Prospectus are considered “restricted securities” because they were issued in reliance upon an exemption from the registration requirements of the Securities Act and not in connection with a public offering.  At the time this registration statement becomes effective, these shares will become available for resale to the public under Rule 144 under the Securities Act.  Under Rule 144, an affiliate of a reporting company may resell restricted securities after a six-month holding period, subject to volume limitations, timing, manner of sale, and filing of notice requirements. Under Rule 144, a person who has beneficially owned shares of a Company's common stock for at least six months is entitled to sell, within any three month period, a number of shares that does not exceed the greater of: ..."

Revised:

“As of the date of this Prospectus, 1,225,000 shares of common stock are issued and outstanding. These shares are considered “restricted securities” because they were issued in reliance upon an exemption from the registration requirements of the Securities Act, and not in connection with a public offering. After this registration statement becomes effective, a total of 122,500 shares of our common stock will become immediately available for sale to the public and remaining shares will become available for sale under Rule 144 of the Securities Act.  Under Rule 144, an affiliate of a reporting company may resell restricted securities, subject to holding period, volume limitations, timing, manner of sale, and filing of notice requirements. Under Rule 144, a person who has beneficially owned shares of a Company's common stock for at least six months is entitled to sell, within any three month period, a number of shares that does not exceed the greater of:..."